Exhibit 99.1

January 16, 2026

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over January 15-16, 2026, considered and approved the following:

1.	Financial results of the Company for the quarter ended December 31, 2025, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.

Payment of interim dividend of ₹ 6/- per equity share of par value ₹ 2/- each to the Members of the Company as on January 27, 2026, being the Record Date. The payment of Interim Dividend will be made on or before February 14, 2026.

Please find enclosed the Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter ended December 31, 2025, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on January 15, 2026 at 3 PM. The Board of Directors finally approved the financial results for the said period at their meeting held on January 16, 2026, which concluded at 3:35 PM.

Thanking You,

For Wipro Limited

M Sanaulla Khan Company Secretary

ENCL: As above

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for the three and nine months ended December 31, 2025 (the “Statement”/ “Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three and nine months ended December 31, 2025.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three and nine months ended December 31, 2025. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued

Regd, Office: One international Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India, Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Management and Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W- 100018)

Anand Subramanian
Partner
(Membership No. 110815)
UDIN:

Bengaluru, January 16, 2026

WIPRO LIMITED

CIN-L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

BengaIuru-560035, India

Website : www.wipro.com ; Email: info@wipro.com ; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS

ENDED DECEMBER 31, 2025 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Income
I	Revenue from operations	180,169	177,700	171,241	529,823	511,456	685,750
II	Other income	10,284	8,923	7,937	39,630	25,456	39,477

III	Total Income (I+II)	190,453	186,623	179,178	569,453	536,912	725,227

IV	Expenses
	a) Purchases of stock-in-trade	947	987	289	2,202	1,525	2,113
	b) Changes in inventories of stock-in-trade	(45)	(146)	257	(57)	117	90
	c) Employee benefits expense	98,496	98,468	96,002	291,956	288,254	383,850
	d) Finance costs	2,753	2,827	2,862	8,041	7,481	10,018
	e) Depreciation, amortisation and impairment expense	3,563	3,510	3,598	10,694	11,128	15,013
	f) Sub-contracting and technical fees	30,886	30,911	28,463	92,878	83,907	112,812
	g) Facility expenses	3,229	2,728	2,915	9,313	9,063	12,350
	h) Travel	2,432	2,766	2,475	8,399	8,956	11,646
	i) Communication	573	609	542	1,740	1,694	2,335
	j) Legal and professional charges	1,638	1,818	1,713	4,460	4,903	7,189
	k) Software license expense for internal use	4,527	4,264	4,121	12,802	11,829	16,023
	1) Marketing and brand building	636	787	912	2,200	2,284	3,117
	m) Other expenses	2,871	1,947	355	6,555	297	2,546

	Total Expenses (IV)	152,506	151,476	144,504	451,183	431,438	579,102

V	Profit before tax (III-IV)	37,947	35,147	34,674	118,270	105,474	146,125
VI	Tax expense
	a) Current tax	8,605	9,783	9,149	27,347	27,958	39,934
	b) Deferred tax	1,520	(778)	(2,883)	(2)	(2,386)	(2,940)

	Total tax expense (VI)	10,125	9,005	6,266	27,345	25,572	36,994

VII	Profit for the period (V-VI)	27,822	26,142	28,408	90,925	79,902	109,131

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	(293)	303	(331)	(173)	372	316
	Net change in fair value of investment in equity instruments measured at fair value through OCI	155	(13)	(12)	141	(4)	(9)
	Deferred taxes relating to items that will not be reclassified to profit or loss	72	(72)	81	45	(97)	(73)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	186	73	360	(102)	(123)	(248)
	Net change in intrinsic value of option contracts designated as cash flow hedges	81	(987)	(231)	(681)	(254)	193
	Net change in fair value of forward contracts designated as cash flow hedges	(613)	(2,362)	(1,486)	(2,930)	(1,926)	(787)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	(583)	(643)	78	(526)	751	1,189
	Deferred taxes relating to items that will be reclassified to profit or loss	158	895	314	963	445	(24)

	Total other comprehensive income for the period, net of taxes	(837)	(2,806)	(1,227)	(3,263)	(836)	557

IX	Total comprehensive income for the period (VII+VIII)	26,985	23,336	27,181	87,662	79,066	109,688

1

X	Paid up equity share capital (Par value ₹2 per share)	20,974	20,968	20,938	20,974	20,938	20,944
XI	Reserve excluding revaluation reserves as per balance sheet						613,930
XII	Earnings per equity share
	(Equity shares of par value ₹2/- each)
	(EPS for the three and nine months ended periods are not annualised)
	Basic (in ₹)	2.66	2.50	2.71	8.69	7.64	10.44
	Diluted (in ₹)	2.65	2.49	2.71	8.66	7.62	10.40

1.

The audited standalone financial results for the three and nine months ended December 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on January 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three and nine months ended December 31, 2025.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS. are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Vide its order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited, As per the said scheme, the appointed date is April 1,2025. The Scheme has-been accounted for under the “Pooling of Interests Method” as prescribed under Appendix C of Ind AS 103, “Business. Combinations” as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024.

Accordingly, the carrying value of assets, liabilities and reserves pertaining to these entities as appearing in the consolidated financials statements of Wipro Limited has been recognised in the Standalone financial statements of Wipro Limited on account of merger effective April 01, 2024.

4.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

5.

Gain/(loss) on sale of property, plant and equipment, for the nine months ended December 31, 2025, includes gain on transfer of building of ₹ 405 and for the nine months ended December 31, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

6.	Other expenses are net of insurance claim received of ₹ 1,805 for the nine months ended December 31, 2024 and year ended March 31, 2025.

7.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, oh December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, securities premium and retained earnings to the share capital.

8.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with Ind AS 19 - Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Profit and Loss. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The implementation of the Labour Codes has resulted in an increase of ₹ 2,915 in the provision for defined benefit obligation, which has been recognised as an employee benefit expense in the current reporting period. The Company continues to monitor the finalisation of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes, and will incorporate appropriate accounting treatment based on these developments as required.

2

9.	Events after the reporting period

The Board of Directors in their meeting held on January 16, 2026, declared an interim dividend of ₹ 6/- (U.S.$ 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2/-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: January 16, 2026	Chairman

3

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and nine months ended December 31, 2025 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three and nine months ended December 31, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results,

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Anand Subramanian

Partner

(Membership No. 110815)

UDIN:

Bengaluru, January 16, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 31, 2025 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Income
I	Revenue from operations	235,558	226,973	223,188	683,877	665,842	890,884
II	Other income	10,053	9,477	10,041	30,195	26,957	38,840

III	Total Income (I+II)	245,611	236,450	233,229	714,072	692,799	929,724

IV	Expenses
	a) Purchases of stock-in-trade	2,476	1,056	459	4,077	2,157	2,967
	b) Changes in inventories of stock-in-trade	(15)	(172)	318	(66)	164	195
	c) Employee benefits expense	142,009	136,163	133,035	412,447	400,023	533,477
	d) Finance costs	3,656	3,612	4,146	10,876	11,003	14,770
	e) Depreciation, amortisation and impairment expense	8,050	6,917	6,765	21,822	22,362	29,579
	f) Sub-contracting and technical fees	27,667	26,498	25,903	79,743	75,252	100,148
	g) Facility expenses	4,087	3,519	3,884	11,804	11,954	16,067
	h) Travel	3,054	3,338	3,164	10,180	10,937	14,095
	i) Communication	831	891	871	2,519	2,943	3,842
	j) Legal and professional charges	2,836	2,813	2,842	7,538	8,137	11,270
	k) Software license expense for internal use	5,701	5,253	5,080	15,915	14,387	19,338
	1) Marketing and brand building	774	900	1,032	2,557	2,674	3,591
	m) Lifetime expected credit loss/ (write-back)	973	1,507	(608)	2,982	(41)	324
	n) Other expenses	2,201	1,483	1,810	5,162	3,283	5,358

	Total Expenses	204,300	193,778	188,701	587,556	565,235	755,021

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	28	152	5	230	(37)	254
VI	Profit before tax (III-IV+V)	41,339	42,824	44,533	126,746	127,527	174,957
VII	Tax expense
	a) Current tax	8,279	11,334	10,829	29,664	32,349	45,405
	b) Deferred tax	1,610	(1,134)	37	(357)	(1,121)	(2,628)

	Total tax expense	9,889	10,200	10,866	29,307	31,228	42,777

VIII	Profit for the period (VI-VII)	31,450	32,624	33,667	97,439	96,299	132,180

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	(317)	314	(325)	(320)	225	323
	Net change, in fair value of investment in equity instruments measured at fair value through OCI	(422)	(65)	(506)	(488)	(669)	(3,619)
	Deferred taxes relating to items that will not be reclassified to profit or loss	77	(73)	233	92	61	94
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	4,990	13,187	1,753	24,743	5,447	7,216
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	—	—	—	—	14	(41)
	Net change in time value of option contracts designated as cash flow hedges	186	73	360	(102)	(123)	(248)
	Net change in intrinsic value of option contracts designated as cash flow hedges	81	(987)	(231)	(681)	(254)	193
	Net change in fair value of forward contracts designated as cash flow hedges	(727)	(2,362)	(1,486)	(3,093)	(2,095)	(993)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	(583)	(643)	78	(526)	751	1,189
	Deferred taxes relating to items that will be reclassified to profit or loss	186	896	314	1,005	493	34
IX	Total other comprehensive income for the period, net of taxes	3,471	10,340	191	20,630	3,850	4,148

	Total comprehensive income for the period (VIII+IX)	34,921	42,964	33,858	118,069	100,149	136,328

X	Profit for the period attributable to:
	Equity holders of the Company	31,190	32,462	33,538	96,956	95,658	131,354
	Non-controlling interests	260	162	129	483	641	826

		31,450	32,624	33,667	97,439	96,299	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	34,635	42,730	33,683	1,17,485	99,468	135,480
	Non-controlling interests	286	234	175	584	681	848

		34,921	42,964	33,858	118,069	100,149	136,328

XI	Paid up equity share capital (Par value ₹2 per share)	20,974	20,968	20,938	20,974	20,938	20,944

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						802,697

XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹2/- each) (EPS for the three and nine months ended periods are not annualised) Basic (in ₹)	2.98	3.10	3.21	9.26	9.15	12.56
	Diluted (in ₹)	2.97	3.09	3.20	9.23	9.13	12.52

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2025, have been approved by the Board of Directors of the Company at its meeting held on January 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three and nine months ended December 31,2025.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and nine months ended December 31, 2025, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions, of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”).The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the nine months ended December 31, 2025, includes gain on transfer of building of ₹ 405 and for the nine months ended December 31, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land,: and transfer of building along with other assets of ₹ 885.

4.	Other expenses are net of insurance claim received ₹ 1,805 for the nine months ended December 31, 2024 and year ended March 31, 2025.
5.	Employee benefits expense includes impact of past service cost on gratuity due to implementation of new labour code of ₹ 3,028 during the three and nine months ended December 31, 2025.

6.	List of subsidiaries, associate and joint venture as at December 31, 2025 arc provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro.Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00 ^	%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas	Capco Consulting Middle East FZE(3)		U.K. UAE	100.00 100.00	% %
	Designit A/S Wipro Bahrain Limited Co. W.L.L	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	Denmark Denmark Germany Norway Spain Israel Bahrain	100.00 100.00 100:00 100.00 100.00 100.00 100.00	% % % % % % %
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%

Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK. Limited	U.K.	100.00%
Grove Holdings 2 S.a.r.I		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company	Italy	100.00%
	Italy Srl
	Capco Brasil Servicos E	Brazil	99.99%
	Consultoria Ltda
	The Capital Markets Company	Belgium	100.00%
	BV(1)
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park	Saudi Arabia	100.00%
	Technologies Limited
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology		Netherlands	100.00%
Netherlands BV.
	Wipro Gulf LLC	Sultanate of	0.02%
		Oman
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De	Brazil	0.07%
	Informatics Ltda
	Wipro do Brasil Technologia	Brazil	99.44%
	Ltda(1)
	Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP
	Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited
	Wipro Portugal S.A.(1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty	Australia	100.00%
	Ltd(1)
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa		South Africa	69.42%
(Proprietary) Limited
	Wipro Technologies Nigeria	Nigeria	99.84%
	Limited
Wipro Technologies SRL		Romania	100.00%
Wipro (Thailand) Co. Limited		Thailand	99.97%
Wipro Shanghai Limited		China	84.63%

	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc.(1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated(1)	USA	100.00%
		Wipro NextGen Enterprise Inc.(1)	USA	100.00%
		Rizing Intermediate Holdings, Inc.(1)	USA	100.00%
		Wipro Appirio, Inc.(1)	USA	100.00%
		Wipro Designit Services, Inc.(1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) (4) (5)			USA	100.00%
	Harman Connected Services Mauritius Pvt. Ltd.		Mauritius	100.00%
		Harman Connected Services Corporation India Pvt. Ltd.	India	98.40%
	Harman Connected Services Corporation India Pvt. Ltd.		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering. Corp.)		USA	100.00%
	Harman Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%

		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.a.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(4)	The Company, through its subsidiaries, has acquired 100% shareholding in Harman Connected Services Inc. and its subsidiaries, effective December 1, 2025.
(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Harman Connected Services Inc., a step-down subsidiary, effective December 1, 2025.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc. International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd., Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd.		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd.		Sri Lanka	100.00%
		Attune Netherlands B.V.(6)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Consulting USA, LLC	USA	100.00%
		(Formerly known as Rizing Consulting USA, Inc.)
		Rizing Pte Ltd.(6)	Singapore	100.00%

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd.		South Africa	100.00%
	Capco Belgium B V		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd.	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd.		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd.		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd.		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd.	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd.			Australia
	Wipro Revolution IT Pty Ltd.		Australia	100.00%
	Wipro Shelde Australia Pty Ltd.		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
			USA
Wipro Designit Services, Inc.	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
			Portugal
Wipro Portugal S.A.	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (6)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB			Sweden
	Harman Connected Services Solutions (Chengdu) Co. Ltd.		China	100.00%

(6)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B. V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd.		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at December 31, 2025, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

7. Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the folio wing, industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial Services, Energy, Manufacturing and Resources, Capital Markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, nine months ended December 31, 2025, December 31, 2024 and year ended March 31, 2025 are as follows:

	Three months ended			Nine months ended		Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
Particulars	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	77,809	74,821	72,010	225,727	208,103	281,824
Americas 2	67,708	67,011	68,120	201,789	203,390	271,972
Europe	62,405	59,531	59,282	178,753	181,525	240,077
APMEA	25,859	25,042	23,439	74,717	70,753	94,351

Total of lT Services	233,781	226,405	222,851	680,986	663,771	888,224
IT Products	2,565	1,126	747	4.419	1,879	2,692

Total segment revenue	236,346	227,531	223,598	685,405	665,650	890,916

Segment result
IT Services
Americas 1	16,409	15,435	14,966	46,838	41,991	58,186
Americas 2	14,450	13,122	15,275	40,957	45,813	61,326
Europe	8,003	6,962	7,600	20,991	21,294	29,434
APMEA	3,583	3,308	3,667	9,870	9,178	1,2,850
Unallocated	(1,259)	(1,018)	(2,518)	(1,527)	(5.907)	(10,157)

Total of IT Services	41,186	37,809	38,990	117,129	112,369	151,639
IT Products	227	101	29	348	(201)	(173)
Reconciling Items	(5,678)	(81)	(53)	(8,189)	16	(195)

Total segment result	35,735	37,829	38,966	109,288	112,184	151,271

Finance costs	(3,656)	(3,612)	(4,146)	(10,876)	(11,003)	(14,770)
Finance and other income	9.232	8,455	9,708	28,104	26,383	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using equity method	28	152	5	230	(37)	254

Profit before tax	41,339	42,824	44,533	126,746	127,527	174,957

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 788, ₹ 558 and ₹ 410 for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024 respectively and ₹1,528 and ₹ (192) for the nine months ended December 31, 2025, December 31, 2024 and ₹ 32 for the year ended March 31, 2025, which is reported as a part of Other income in the consolidated financial results.

d)

Restructuring cost of ₹ 2,629. ₹ Nil and ₹ Nil for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and ₹ 5,139 and ₹ Nil for the nine months ended December 31, 2025 and 2024, respectively, and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)

Impact of past service cost on gratuity due to implementation of new labour code amounting to ₹ 3,028 for the three and nine months ended December 31, 2025, respectively is included under Reconciling items.

(f)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
Amortisation and impairment expenses on intangible assets	2,652	1,670	1,577	5,947	6,278	7,909
Change in fair value of contingent consideration	^	^	—	48	(167)	(169)

^	Value is less than ₹ 0.5
g)

Segment results of IT Services segment. are after recognition of share-based compensation expense ₹ 1,365, ₹ 1,264 and ₹ 1,712 for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively and ₹ 3,065 and ₹ 4,347 for the nine months ended December 31, 2025, December 31, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

h)

Segment results of IT Services segment are after recognition of gain ‘(loss) on sale of property, plant and equipment of ₹ 33, ₹ 464 and ₹ (77) for the three months ended December 31, 2025. September 30, 2025, and December 31, 2024, respectively and ₹ 563 and ₹ 766 for the nine months ended December 31, 2025, December 31, 2024. respectively and ₹ 606 for the year ended March 31, 2025.

8.

Decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 841, ₹ Nil and ₹ Nil for the three months ended December 31, 2025. September 30, 2025 and December 31, 2024, respectively and ₹ 841 and ₹ 1,149 for the nine months ended December 31, 2025 and December 31, 2024, respectively and ₹ 1.155 for the year ended March 31, 2025, as part of depreciation, amortization and impairment expense.

9.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS ) under allotment as on the record date. Consequently, ₹ 10.467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

10.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with Ind AS 19—Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Profit and Loss. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The implementation of the Labour Codes has resulted in an increase of ₹ 3,028 in the provision for defined benefit obligation. which has been recognised as an employee benefit expense in the current reporting period. The Company continues to monitor the finalisation of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes, and will incorporate appropriate accounting treatment based on these developments as required.

11.	Events after the reporting period

The Board of Directors in their meeting held on January 16, 2026. declared an interim dividend of ₹ 6 /- (U.S.$ 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: January 16, 2026	Chairman

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and nine months ended December 31, 2025 (“the Statement”/“ Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and nine months ended December 31, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below, We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group,

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

(Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, January 16, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Income
	a) Revenue from operations	235,558	226,973	223,188	683,877	665,842	890,884
	b) Foreign exchange gains/(losses), net	788	558	410	1,528	(192)	32

I	Total income	236,346	227,531	223,598	685,405	665,650	890,916

	Expenses
	a) Purchases of stock-in-trade	2,476	1,056	459	4,077	2,157	2,967
	b) Changes in inventories of stock-in-trade	(15)	(172)	318	(66)	164	195
	c) Employee benefits expense	142,009	136,163	133,035	412,447	400,023	533,477
	d) Depreciation, amortization and impairment expense	8,050	6,917	6,765	21,822	22,362	29,579
	e) Sub-contracting and technical fees	27,667	26,498	25,903	79,743	75,252	100,148
	f) Facility expenses	4,087	3,519	3,884	11,804	11,954	16,067
	g) Travel	3,054	3,338	3,164	10,180	10,937	14,095
	h) Communication	831	891	871	2,519	2,943	3,842
	i) Legal and professional fees	2,836	2,813	2,842	7,538	8,137	11,270
	j) Software license expense for internal use	5,701	5,253	5,080	15,915	14,387	19,338
	k) Marketing and brand building	774	900	1,032	2,557	2,674	3,591
	1) Lifetime expected credit loss/ (write-back)	973	1,507	(608)	2,982	(41)	324
	m) (Gain)/loss on sale of property, plant and equipment, net	(33)	(464)	77	(563)	(766)	(606)
	n) Other expenses	2,201	1,483	1,810	5,162	3,283	5,358

II	Total expenses	200,611	189,702	184,632	576,117	553,466	739,645

III	Finance expenses	3,656	3,612	4,146	10,876	11,003	14,770
IV	Finance and other income	9,232	8,455	9,708	28,104	26,383	38,202
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	28	152	5	230	(37)	254

VI	Profit before tax [I-II-lII+IV+V]	41,339	42,824	44,533	126,746	127,527	174,957

VII	Tax expense	9,889	10,200	10,866	29,307	31,228	42,777

VIII	Profit for the period [VI-VII]	31,450	32,624	33,667	97,439	96,299	132,180

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(240)	238	(231)	(231)	150	274
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(422)	(62)	(367)	(485)	(533)	(3,476)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	5,050	13,355	1,853	24,988	5,569	7,331
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	—	1	—	14	(41)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	139	58	269	(77)	(95)	(1.89)
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	59	(744)	(171)	(515)	(189)	146
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(560)	(1,772)	(1,100)	(2,333)	(1,555)	(745)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(495)	(565)	37	(472)	611	963

1

IX	Total other comprehensive income for the period, net of taxes	3,531	10,508	291	20,875	3,972	4,263

	Total comprehensive income for the period [VIII+IX]	34,981	43,132	33,958	118,314	100,271	136,443

X	Profit for the period attributable to:
	Equity holders of the Company	31,190	32,462	33,538	96,956	95,658	131,354
	Non-controlling interests	260	162	129	483	641	826

		31,450	32,624	33,667	97,439	96,299	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	34,695	42,898	33,783	117,730	99,590	135,595
	Non-controlling interests	286	234	175	584	681	848

		34,981	43,132	33,958	118,314	100,271	136,443

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,974	20,968	20,938	20,974	20,938	20,944

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						807,365

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three and nine months ended periods are not annualized)
	Basic (in ₹ )	2.98	3.10	3.21	9.26	9.15	12.56
	Diluted (in ₹)	2.97	3.09	3.20	9.23	9.13	12.52

1.

The: audited consolidated financial results of the Company for the three and nine months ended December 31, 2025, have been approved by the Board of Directors of the. Company at its meeting held on January 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three and nine months ended December 31, 2025.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and nine months ended December 31, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/Ioss on sale of property, plant and equipment for the nine months ended December 31, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building, along with other assets of ₹ (885) and for the nine months ended December 31, 2025, includes gain on transfer of building of ₹ (405).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the nine months ended December 31, 2024 and year ended March 31, 2025.

5.	Employee benefits expense includes impact of past service cost on gratuity due to implementation of new labour code of ₹ 3,028 during the three and nine months ended December 31, 2025.

6.	List of subsidiaries, associate and joint venture as at December 31, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE (2)		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%

2

	Designit Spain Digital, S.L.U	Spain	100.00%
	Designit T.L.V Ltd.	Israel	100.00%
Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.I		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV(1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology Netherlands BV.		Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda(1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A.(1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd(1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%

3

		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT, WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile. LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc.(1)	USA	100.00%
		Rizing Intermediate Holdings, lnc.(1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design. Services, LLC	USA	100.00%
		Applied Value Technologies. Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) (4)(5)			USA	100.00%
	Harman Connected Services Mauritius Pvt Ltd.		Mauritius	100.00%
		Harman Connected Services Corporation India Pvt. Ltd.	India	98.40%
	Harman Connected Services Corporation India Pvt. Ltd.		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Harman Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%

	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB(1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(4)	The Company, through its subsidiaries, has acquired 100% shareholding in Harman Connected Services Inc. and its subsidiaries, effective December 1, 2025.
(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Harman Connected Services Inc., a step-down subsidiary, effective December 1, 2025.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPian Services, Inc.			USA
	HealthPian Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V.(6)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing. Limited	U.K.	100.00%
		Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.)	USA	100.00%
		Rizing Pte Ltd.(6)	Singapore	100.00%

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pry Ltd	Wipro Revolution IT Pry Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia	100.00 100.00	% %
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC	Wipro Appirio UK Limited	USA Ireland U.K. USA	100.00 100.00 100.00	% % %
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De		Brazil	3.09%
	Informatica Ltda
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (6)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB	Harman Connected Services Solutions (Chengdu) Co. Ltd.		Sweden China	100.00%

(6)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

6

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.	100.00 100.00 100.00	% % %
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia	100.00 100.00 100.00 100.00	% % % %
Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany Romania	100.00%

As at December 31, 2025, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding: Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and. Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”,) and. the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business In Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe, APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS. software for leading international brands. In certain total outsourcing contracts of the IT Services segment the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue, from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by 1FRS 8, “Operating Segments”, The CEO of the Company evaluates the segments based on their revenue growth and operating income.

7

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not. practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2025, September 30, 2025, December 31, 2024, nine months ended December 31, 2025, December 31, 2024, and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	77,809	74,821	72,010	225,727	208,103	281,824
Americas 2	67,708	67,011	68,120	201,789	203,390	271,972
Europe	62,405	59,531	59,282	178,753	181,525	240,077
APMEA	25,859	25,042	23,439	74,717	70,753	94,351

Total of IT Services	233,781	226,405	222,851	680,986	663,771	888,224
IT Products	2,565	1,126	747	4,419	1,879	2,692

Total segment revenue	236,346	227,531	223,598	685,405	665,650	890,916

Segment result
IT Services
Americas 1	16,409	15,435	14,966	46,838	41,991	58,186
Americas 2	14,450	13,122	15,275	40,957	45,813	61,326
Europe	8,003	6,962	7,600	20,991	21,294	29,434
APMEA	3,583	3,308	3,667	9,870	9,178	12,850
Unallocated	(1,259)	(1,018)	(2,518)	(1,527)	(5,907)	(10,157)

Total of IT Services	41,186	37,809	38,990	117,129	112,369	151,639
IT Products	227	101	29	348	(201)	(173)
Reconciling Items	(5,678)	(81)	(53)	(8,189)	16	(195)

Total segment result	35,735	37,829	38,966	109,288	112,184	151,271

Finance expenses	(3,656)	(3,612)	(4,146)	(10,876)	(11,003)	(14,770)
Finance and other income	9,232	8,455	9,708	28,104	26,383	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	28	152	5	230	(37)	254

Profit before tax	41,339	42,824	44,533	126,746	127,527	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 738, ₹ 558, and ₹ 410 for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, ₹ 1,528 and ₹ (192) for the nine months ended December 31, 2025, December 31, 2024, and ₹ 32 for the year ended March 31, 2025, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ 2,629, ₹ Nil and ₹ Nil for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and ₹ 5,139 and ₹ Nil for the nine months ended December 31, 2025 and 2024, respectively, and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items,

e)

Impact of past service cost on gratuity due to implementation of new labour code amounting: to ₹ 3,028 for the three and nine months ended December 31, 2025, respectively is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Nine months ended		Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
Amortisation and impairment expenses on intangible assets	2,652	1,670	1,577	5,947	6,278	7,909
Change in fair value of contingent consideration	^	^	—	48	(167)	(169)

^ Value is less than 0.5

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g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,365, ₹ 1,264 and ₹ 1,712 for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and ₹ 3,065 and ₹ 4,347 for the nine months ended December 31. 2025, December 31, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (33), ₹ (464) and ₹ 77 for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, and ₹ (563) and ₹ (766) for the nine months ended December 31, 2025, December 31, 2024, respectively, and ₹ (606) for the year ended March 31, 2025.

7.

Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations, Consequently, the Company has recognized impairment charge of ₹ 841, ₹ Nil, and ₹ Nil for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, and ₹ 841, and ₹ 1,149 for the nine months ended December 31, 2025 and December 31, 2024, respectively, and ₹ 1,155 for the year ended March 31, 2025, as part of depreciation, amortization and impairment expense.

8.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e.l (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

9.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19 – Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The implementation of the Labour Codes has resulted in an increase of ₹ 3,028 in the provision for defined benefit obligation, which has been recognized as an employee benefit expense in the current reporting period. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes, and will incorporate appropriate accounting treatment based on these developments as required.

10.	Events after the reporting period

The Board of Directors in their meeting held on January 16, 2026. declared an interim dividend of ₹ 6 /- (U.S.$ 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For. Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: January 16. 2026	Chairman

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